Mail Stop 3561

January 11, 2007

Via Fax and U.S. Mail

David Stiepleman, Esq.
GS Mortgage Securities Corp.
One New York Plaza
New York, NY 10004

Re: **GS Mortgage Securities Corp.**
      Registration Statement on Form S-3
      Filed January 5, 2007
      File No. 333-139817

Dear Mr. Stiepleman,

        We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the prospectus supplements should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK

codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplements

4. Please revise your prospectus supplements to use the terminology set forth in Regulation AB. For example, we note that the summary sections of your prospectus supplements often refer to the "trust" or the "trust fund" when it appears you are referring to the issuing entity. Revise accordingly.

5. Please revise your prospectus supplements to include the form of the statistical tables you intend to provide on Schedule A. If you may include loans in an asset pool that are delinquent as of the cut-off date, ensure that your tables include a delinquency table prepared in accordance with Item 1100(b) of Regulation AB.

6. We note that the asset pools will be comprised of subprime mortgage loans. Given the recent change in the housing industry, including the increase in the rate of defaults and foreclosures, please tell us what consideration you have given to updating your risk factors to discuss these recent events and the potential effect they may have on returns to investors.

Base Prospectus

The Mortgage Loans—General, page 15

7. We note from your disclosure in the first bullet point on page 16 that you may include reverse mortgage loans in an asset pool. Please provide us with a form of prospectus supplement illustrating the disclosure you would provide in an offering of securities backed by reverse mortgage loans or remove this feature from the base prospectus.

<u>Credit Enhancement</u>

<u>Cross-Support, page 53</u>

8. We note from the second paragraph of this section that the coverage provided by one or more forms of credit support may apply concurrently to two or more separate trust funds. Please remove this language or provide an analysis as to why a structure using the same credit enhancement to cover multiple series of securities would be consistent with the definition of an asset-backed security.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact me at (202) 551-3454.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile: (212) 504-6666
      Mr. Michael S. Gambro, Esq.
      Cadwalader, Wickersham & Taft LLP